File by Yamana Gold Inc.
pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: July 31, 2007

NEWS RELEASE

YAMANA GOLD’S OFFER CONTINUES TO BE THE LOGICAL CHOICE FOR MERIDIAN GOLD’S SHAREHOLDERS

Toronto, Ontario, July 31, 2007 – In response to the outstanding offer by YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) to acquire the outstanding shares of Meridian Gold Inc., the Meridian Board of Directors today filed its Directors’ Circular as required by applicable securities laws.

Yamana expresses disappointment with the conclusions of the Meridian Board as outlined in the circular, and notes that the circular failed to address the many benefits which Meridian shareholders stand to gain by becoming part of the combination of Yamana, Northern Orion and Meridian.  Moreover, after careful review of Meridian’s Directors’ Circular, investor presentation, and audit of their conference call, Yamana believes that there is no new material information concerning Meridian that is not already publicly known and inherent in their share price.  Yamana has been offered no new information that would change its view that its offer is full and fair.

Yamana’s chairman and chief executive officer, Peter Marrone, commented, “At the time we made public our intention to launch an offer for Meridian, we laid out several compelling reasons why the combination of these three companies would generate significant value for the shareholders of all three companies.  These reasons have not changed.  We encourage shareholders to consider these benefits.  Meridian has also communicated its intention to explore value-maximizing alternatives and Yamana believes that the most attractive alternative is this combination.  We continue to welcome the opportunity to discuss this further with Meridian and its shareholders.”

The combination would result in the creation of a pre-eminent mid-tier gold producer with the following attributes:

A Leader in Production Growth

•      estimated annual gold production increasing to a sustainable level of approximately 1.5 million ounces of gold and 2.5 million ounces of gold and gold equivalent by 2009 from a combined base of approximately 660,000 ounces in 2006

Low Cash Cost Producer

•      sustainable negative cash operating costs per ounce of gold produced on a by-product basis and cash operating costs per ounce of gold produced amongst the lowest in the industry on a co-product basis

Unparalleled Cash Flow – Over $600M Annual Operating Cash Flow

•      growth in cash balances after fully funding growth

Core Asset Base Deepens Latin American Presence

•      six principal mining and development projects in Brazil, Chile and Argentina estimated to account for over 74% of the combined company’s pro-forma net asset value

Highly Liquid Gold Vehicle

•      combined daily average trading volume of more than US$150 million through three leading global stock exchanges based on current trading volumes

Yamana is now the best value gold mining company and this combination would allow Meridian shareholders to participate in that value.

Meridian’s assets will make an excellent addition for Yamana and the offer fully values these assets.  There is nothing in the Meridian response or in their recent second quarter 2007 results that would lead Yamana to conclude that there is any additional value in Meridian that was not fully understood when the original offer was announced on June 27, 2007.  Yamana is confident of the success of its bid as the offer represents full and fair value for the Meridian shareholders.  Yamana’s offer represents an approximate 25% premium to the average closing price of Meridian’s shares for the 20 trading days on the TSX prior to the original announcement or an approximate 23% premium to the closing price on June 27, 2007.

“We have met and discussed our offer with Meridian’s shareholders and these discussions have confirmed our belief that the strategic fit and logic of the combination with Yamana and Northern Orion is embraced by them,” added Mr. Marrone.  “In addition to the immediate premium, Meridian shareholders will participate in the additional value creation available to them as shareholders of the combined company.”

Yamana takes this opportunity to address specific key issues for consideration with respect to its offer to acquire Meridian.

PREMIUM OFFERED TO MERIDIAN SHAREHOLDERS

•      Based on respective average closing prices for the 20 trading days on the TSX prior to the original announcement, Yamana’s offer represents a premium of approximately 25% for the Meridian shareholders.

•      Using Meridian’s methodology to calculate “hypothetical unaffected stock prices”, Yamana’s offer represents a premium of approximately 22% for the Meridian shareholders.

•      Yamana believes that Meridian’s share price is, and has been for some time, generally viewed as fully valued, with trading multiples at the upper end compared to its peers.   This was taken into consideration by Yamana in determining an appropriate premium.

•      Yamana’s offer has contributed to Meridian’s recent above average share price performance.

•      Yamana reiterates that it has offered full and fair value to the Meridian shareholders, particularly considering the profile of the company in which they will be holding shares following the successful completion of the transaction.

DELIVERING ON PROMISES

•      Meridian has had a strategic objective to become a million ounce producer by 2008 through organic means while not disregarding earnings.  Yamana’s goal for only a short period has been to sustain 1 million ounces of gold production by 2009 and it has executed on this plan while also focusing on cash flow, earnings and returns for shareholders and, in that time, Yamana has achieved that goal.

•      Yamana offers Meridian shareholders the opportunity to achieve their stated production objective by merging with Yamana which has already achieved this objective.

•      Yamana’s share price has out-performed its peers over the past five years and Meridian’s share price in particular:

Compound Annual Return(1)	Meridian	Peers(2)	Yamana
1 year	-23%	-7%	5%
2 year	9%	20%	59%
3 year	15%	15%	65%
5 year	1%	10%	N/A (3)

(1)     Trailing annualized returns.

(2)     Includes Barrick, Goldcorp, Kinross, Agnico-Eagle, IAMGOLD, Rangold.

(3)     Yamana Gold was formed in July 2003.

YAMANA IS A GOLD MINING COMPANY

•      All of the future growth in Yamana is attributed entirely to gold.

•      Production at four of its five operating mines is gold only production and Yamana has a pipeline of significant gold only development and exploration properties.  Yamana’s plan has been to increase its gold production to more than one million ounces of gold and has the mines and projects to achieve that goal by 2009.  It is already producing gold this year at a level that is a multiple of Meridian’s gold production.

•      Comparable gold producers derived on average 34% of their revenue from metals other than gold and 26% of their revenue from base metals in 2006.  This is consistent with Yamana’s sustainable revenue levels.

•      Following the three-way transaction, core gold production continues to increase and copper production declines to levels resulting in less than 30% non-gold revenue, consistent with Meridian and comparable companies.

•      Yamana’s success derives from a focus on gold and its inherent value along with returns for shareholders.  Financial prudence and discipline comes from delivering returns and sustaining and growing cash flow and earnings from all sources.

OPERATIONAL TRACK RECORD

•      Yamana has successfully permitted, built and commissioned two major mines (Chapada and Sao Francisco) in a two-year period and thereby demonstrated significant operational depth.

•      Growth in cash flow and earnings arises from organic growth.

•      At Chapada, production was forecast in 2004 to grow to 103,000 ounces of gold in 2007 and 160,000 ounces of gold in 2008.  Current forecasts are for 180,000 to 205,000 ounces of gold in 2007 and between 170,000 and 190,000 ounces of gold in 2008.

•      Yamana has continued to build its operations and technical expertise by retaining in-country teams from acquisitions.

•      Yamana has demonstrated a consistent approach of increasing revenue, operating profit, cash flow and earnings and will continue to do so.

CONTINUED RESOURCE BASE GROWTH

•      Yamana has been successful in adding to its resource base, growing it from approximately 5.1 million ounces of measured and indicated mineral resources at the company’s inception in 2003 to 13.7 million ounces by year-end 2006.

•      Based on respective pre-announcement share prices, on a per US$1,000 invested basis, Yamana’s gold equivalent measured and indicated resources total approximately 4.41 ounces versus 3.07 ounces for Meridian.

•      On a per US$1,000 invested basis, the combined company will offer gold equivalent measured and indicated resources of 9.24 ounces.

CULTURE OF VALUE CREATION AND SUSTAINABLE GROWTH

•      Yamana has been successful implementating a Latin American focused strategy with a track record of adding value by increasing resource estimates and exceeding production targets.

•      Yamana has a culture of capitalizing on its opportunities to add growth and value for shareholders through exploration, development and strategic acquisitions. Each of these is of equal importance to Yamana.

•      Yamana uses several criteria before investing in a country, including geological potential, political stability, infrastructure, personnel skill, favourable mining regulations, friendliness toward the mining industry and the measures it can undertake to develop sustainability and good community relations.  Yamana’s operations are located within some of the most stable countries in Latin America.

•      Brazil is the largest, fastest growing economy in Latin America.  The proposed transaction actually reduces risk for shareholders of Meridian, Northern Orion and Yamana through geopolitical and project diversification.

•      Yamana has over one million hectares of exploration concessions in Brazil and a considerable exploration package with a substantial budget (US$32 million in 2007).  More information on exploration upside will be provided in due course.

•      Resources and production have increased at all three mines acquired by Yamana in 2006.  Yamana undertakes strategic acquisitions in a manner where it can provide value added.  Shareholders from all three acquisitions received liquid shares that have outperformed the market post-closing.

•      Meridian shareholders will benefit from this track record and management competence.

RETURN ON CAPITAL EMPLOYED

•      As highlighted in the public record, 2007 is the year in which Yamana has become an earnings and cash flow generating company.

•      Meridian’s comparison to Yamana with respect to return on capital employed for the years leading up to year-end 2006 is not particularly relevant.

•      Yamana projects that its return on capital employed for 2007 will be one of the highest in the industry and significantly higher than Meridian’s.

•      With the earnings and cash flow contributed by its existing operations, Yamana projects that the return on capital employed for the combined company will continue to be one of the highest in the industry.

STRONG BALANCE SHEET

•      The combined company would have a pro forma cash position of approximately US$575 million, and the ability to finance the successful development of the combined pipeline of projects without the issuance of new equity.

A STRAIGHTFORWARD TRANSACTION

•      The proposed transaction is simply two concurrent acquisitions and from the perspective of a Meridian shareholder is a conventional take-over bid

•      Yamana has a proven track record of successfully completing acquisitions and business combinations.

•      Yamana encourages shareholders to focus on the strategic fit of the three companies and the profile of the combined company.

•      Northern Orion’s Board of Directors is unanimously recommending that the Northern Orion shareholders vote in favour of the combination with Yamana at their shareholders meeting currently scheduled for August 22, 2007, prior to the expiry date of the offer.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

INVESTOR CONTACTS: Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	MEDIA CONTACT: Mansfield Communications Inc. Hugh Mansfield (416) 599-0024

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)            the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”).  Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc.  No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)           The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.  UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of Yamana filed with the United States Securities and Exchange Commission.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources are not mineral reserves and have not demonstrated economic viability.  Other than as disclosed, the effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Annual Information Form of Yamana for the year ended December 31, 2006 available under Yamana’s profile at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.